Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2024

Nomad Foods Limited—Interim management report
General information

Nomad Foods Limited (NYSE: NOMD) is Europe's leading frozen foods company. Nomad Foods Limited's (the “Company” or “Nomad”) portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110 British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Results for the six months ended June 30, 2024
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the six months ended June 30,
	2024	2023
	€m	€m
Net cash generated from operating activities	111.3	148.8
Cash used in investing activities	(36.2)	(37.0)
Net cash used in financing activities	(146.0)	(118.9)
Net (decrease)/increase in cash and cash equivalents	(70.9)	(7.1)
Cash and cash equivalents at end of period	327.7	354.7

Cash and cash equivalents decreased during the six months ended June 30, 2024 as well as in the six months ended June 30, 2023.

Net cash provided by operating activities decreased by €37.5 million compared to the six months ended June 30, 2023, primarily driven by movements in working capital. The net cash outflow from changes in working capital was €89.6 million in the six months ended June 30, 2024, compared to a net cash outflow of €68.3 million in the six months ended June 30, 2023.

Net cash used in investing activities decreased by €0.8 million compared to the six months ended June 30, 2023. Payments for property, plant and equipment and intangibles of €39.9 million were offset by interest received of €3.7 million in the six months ended June 30, 2024, compared to payments for property, plant and equipment and intangibles of €40.0 million and €2.7 million interest received in the six months ended June 30, 2023.

Net cash used in financing activities increased by €27.1 million compared to the six months ended June 30, 2023. The net cash outflow in the six months ended June 30, 2024 included interest payments of €60.8 million, dividend payments of €45.1 million, payments for the repurchase of ordinary shares of €19.2 million and lease payments of €14.6 million. The net cash outflow in the six months ended June 30, 2023 included interest payments of €51.4 million, payments for the repurchase of ordinary shares of €52.6 million and lease payments of €14.0 million.

Nomad Foods Limited—Risk Factors

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this interim report, including our condensed consolidated interim financial statements and related notes included in this document, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline, and you could lose part or all of your investment.
i.Risk Factor Summary
The risks described below include, but are not limited to, the following:
Risks Related to Our Business and Industry
•We operate in a highly competitive market.
•Sales of our products are subject to changing consumer preferences and trends.
•Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
•The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of conflict could materially and adversely affect our business.
•We may not be able to increase prices to offset inflationary pressures on costs for materials or other inputs.
•Pandemics could have a material adverse impact on our business, results of operations and financial condition.
•We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
•We may not be able to source raw materials or other inputs of an acceptable type or quality.
•We rely on sales to a limited number of large food retailers.
•We may be subject to increased distribution costs or disruption of transportation services.
•Failure to protect our brand names and trademarks could materially affect our business.
•Our business is dependent on third-party suppliers.
•Health concerns or adverse developments with respect to the safety or quality of our products may damage our reputation, increase our costs of operations and decrease demand for our products.
•A failure in our cold chain could lead to unsafe food conditions and increased costs.
•Potential liabilities and costs from litigation could adversely affect our business.
•We are exposed to local business and tax risks in many different countries.
•The price of energy and other raw materials we consume in the manufacture, storage and distribution of our products are subject to volatile market conditions.
•Our supply network and manufacturing and distribution facilities could be disrupted by climate-related factors and other factors beyond our control.
•Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
•We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
•We may be subject to significant disruption in our workforce or the workforce of our suppliers.
•Labor shortages and higher labor costs could adversely affect our business and financial results.
•We are dependent upon key executives and highly qualified managers and we cannot assure their retention.
•Failure to adequately address current and emerging sustainability risks, including environmental, social and governance matters, could have an impact on our business.
Risks Related to Our Acquisition Strategy
•We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business.
•We may be subject to antitrust regulations with respect to future acquisition opportunities.
•We may face significant competition for acquisition opportunities.
•Any due diligence by us in connection with agreed acquisitions or potential future acquisitions may not reveal all relevant considerations or liabilities of the target business.
Risks Related to Regulations
•We could incur material costs for violations of, or liabilities under applicable directives, regulations and laws.
•We are subject to complying with a variety of regulatory schemes.
•European privacy and data protection regulations could expose us to compliance risks and costs.

Risks Related to Financial Management
•We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
•Our variable rate indebtedness subjects us to interest rate risk.
•We are exposed to exchange rate risks.
•Changes to our payment terms with customers and suppliers may materially adversely affect our cash flows.
•Dividend payments and purchases made pursuant to announced share repurchase programs may have an impact on our cash flows and our ability to meet our debt service obligations.
•An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
•We are exposed to risks in connection with our treasury and cash management activities.
•We face risks associated with certain pension obligations.
•We are exposed to risks related to our financial arrangements with respect to receivables factoring, reverse factoring and supply chain financing.
•We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
•The Founders and/or the Founder Entities may in the future enter into related party transactions with us.
General Risk Factors
•We are subject to the risk of disruptions, failures or security breaches of our information technology systems.
•Changes in accounting standards and subjective assumptions, estimates and judgments by management related to accounting matters could significantly affect our financial results.
•We may incur liabilities that are not covered by insurance.
•If we fail to or are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
•In connection with the preparation of our 2023 financial statements, we identified a material weakness in our internal control over financial reporting.
Risks Related to our Ordinary Shares
•Outstanding equity award grants under our LTIP could require us to issue additional ordinary shares.
•Our ordinary share price may be volatile.
•Securities or industry analysts may not or may cease publishing research reports about us.
•As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards.
•We may lose our foreign private issuer status in the future.
•The rights of shareholders under British Virgin Islands law differ from those under United States law.
•The laws of the British Virgin Islands provide limited protection for minority shareholders.
•British Virgin Islands companies may not be able to initiate shareholder derivative actions.
•Shareholders may experience a dilution of their percentage ownership.
Risks Related to Taxation
•Changes in tax law and practice may reduce any net returns for shareholders.
•Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.
•Taxation of returns from subsidiaries may reduce any net return to shareholders.
•If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.

ii. Details of our Risk Factors
Risks Related to Our Business and Industry
We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from distributors and retailers of chilled and fresh products, baked goods and ready-made meals. We may not successfully compete with our existing competitors and new competitors may enter the market.
It is difficult to accurately predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. In order to effectively compete, our products must provide higher value and/or quality than alternatives, particularly during periods of economic uncertainty and rising prices. If they do not, consumers may be more likely to purchase private label products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores and they may allocate more shelf space to private label products, their own branded products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
In addition, shoppers may move to other channels such as discounters. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus more on non-branded rather than branded products. A continued increase in discounter sales may adversely affect the sales of our branded products. Market dynamics continue to evolve and growth rates might change by channel and over time. For example, during the COVID-19 pandemic we saw a shift in consumer behavior to online shopping. The growth in eCommerce has encouraged the entry of new competitors and business models, intensifying competition in the food industry.
Furthermore, some of our competitors may have substantially greater financial, marketing and other resources than we have. This creates competitive pressures that could cause us to lose market share or require us to lower prices, increase advertising expenditures or increase the use of discounting or promotional campaigns. These competitive factors may also restrict our ability to increase prices, including in response to commodity and other cost increases. If we are unable to continue to respond effectively to these and other competitive pressures, our customers may reduce orders of our products, may insist on prices that erode our margins or may allocate less shelf space and fewer displays for our products. These or other developments could materially and adversely affect our sales volumes and margins and result in a decrease in our operating results, which could have a material adverse effect on our business and financial condition.
Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our sales and profitability may decline.
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed; convenience and ease of food preparation; value for money at a time when consumers are subject to increased inflationary pressure on household spending; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly; and the recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients, including gluten and animal products. Consumer preferences are also shaped by concern over waste reduction, the level of processing of certain products and the environmental impact of products.
The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Italy, Germany, France, Serbia or Austria (the “Key Markets”, based on sales of branded goods) could have a material adverse effect on our business.
Our competitiveness depends on our ability to predict and quickly adapt to consumer preferences and trends and to exploit profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond in a timely and appropriate way to changes in demand or consumer preferences and trends, our sales volumes and margins could be materially adversely affected.

Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs, can affect consumer perception of our other products and can lead to erosion of brand equity. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.
The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of conflict could materially and adversely affect our business.
On February 24, 2022, Russian forces invaded Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for the supply of many commonly used raw materials and resources used in, or in the manufacturing of products such as ours, including, but not limited to some species of fish, wheat and energy. The ongoing conflict in the Ukraine, and the imposition of economic sanctions and additional tariffs could result in considerable reductions in the availability or increase the cost of such raw materials and resources. In particular, both before and following the invasion, the U.S., the EU and the UK have imposed economic sanctions and tariffs on Russia. It is not clear to what extent such sanctions and tariffs could continue to proliferate and increase, what raw materials and resources may be affected, nor for how long they will be in place. Our inability, and the inability of our suppliers, to source certain raw materials, particularly fish, and provide certain products to customers and consumers could materially and adversely affect our business. In addition, sanctions and tariffs are intended to and will have an impact on international trade and the global economy. Further steps that might be taken in response to the crisis and their consequences are unknown but could include further sanctions, tariffs, embargoes, regional instability, adverse effects on macroeconomic conditions and adverse effects on exchange rates and financial markets.
Should there be additional sanctions, tariffs or restrictions on the supply of fish from Russian waters that impact our supply chain or specific products, it would not be possible to replace entirely the required volumes of MSC certified fish in the short-to-medium term. Furthermore, should there be a reduction in availability we may also face higher costs for the raw materials and resources available. In anticipation of that possibility, we are continually seeking clarity from governments on the issue and diversifying our supply sources for raw materials and resources. For example, we are continuing the diversification of our fish supply by looking into alternative species, geographies and product formats. However, these efforts are subject to negotiation of acceptable contractual terms, availability of alternative species at comparable prices and the conformity of any alternatives to our standards. Where additional sanctions or tariffs are being considered, we are asking for a realistic transition period. There is no guarantee that any such transition period will be provided.
Our factories in Europe use energy for which a proportion is sourced from Russia. If sanctions, tariffs or restrictions were to be implemented by Russia or the EU on the use of such resources this could materially and adversely affect our business.
Additionally, the invasion of Ukraine by Russian forces and the impact of wider geopolitical conflicts could impact many of the other risk factors listed in these Risk Factors. In particular, but not limited to, the conflicts could have an effect on our profitability, fluctuations on our future borrowings, fluctuations on the foreign currency market, the cost of borrowings, the prevailing rate of inflation, the creditworthiness of our customers and our suppliers, the laws and regulations affecting our business and the carrying value of goodwill and other assets in our business. To the extent conflicts are ongoing, the potential for related sanctions, potential government actions and economic impact remain uncertain. At this time it is not possible to predict the extent or nature of these impacts on our business although we expect the current conflicts to continue for some time. Any change or movement in any of the elements listed in this section could materially and adversely affect our business.

We may not be able to increase prices to fully offset inflationary pressures on costs for materials or other inputs.
Our ability to pass through increases in the prices of raw materials, energy, packaging or freight and logistics costs to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands and private label products which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials, energy, packaging or freight and logistics and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
Pandemics and other contagious outbreaks and government actions in response, could have a material adverse impact on our business, results of operations and financial condition.
The ultimate impact that a pandemic, such as COVID-19, or other contagious outbreaks will have on our business, results of operations and financial condition is uncertain. Restrictions, as well as prevention and mitigation measures, that may arise as a result of pandemic or contagious outbreak may have an adverse impact on global economic conditions.
We operate production space in facilities across Europe. We could, in the future, be forced to close our facilities or reduce operations due to government responses to any pandemic or employee illness or health concerns, including as a result of sustained periods of employees working from home. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with any pandemic or contagious outbreak, or if we are required to shut down one or more of our facilities, this could have a material adverse effect on our revenue, operations and results of operations.
The extent of a pandemic's effect on our operational and financial performance will depend on many factors, including the duration, spread, seasonality and intensity of further outbreaks, the emergence of new variants, the availability and effectiveness of vaccines and government responses to the pandemic (including any further lockdowns, mandatory social distancing or other restrictive measures), all of which are uncertain and difficult to predict. If a pandemic evolves in such a way that its effects are similar to the COVID-19 pandemic, the disease could exacerbate other risks we face, and also have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares. Examples of trends which we saw as a result of COVID-19 restrictions included, supply chain pressures and delays as a result of localized lockdowns in China, increases in the cost of energy and raw materials, shortage of labor across Europe, and shortages of commercial truck drivers. A substantial supply of our fish is processed in China, and as such, any lockdowns or other incidents in China could have a material impact on our business if they increase or continue for a longer period than anticipated.

We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
We conduct operations in our Key Markets from which approximately 69% of our revenue was generated during the year ended December 31, 2023. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, inflation and resulting increases in the cost of living have created political and economic uncertainty both in the UK and the other geographies in which we operate. Additionally, the continuing conflict in Ukraine and wider geopolitical conflict will also affect different geographies in different ways. A deterioration in economic conditions could result in increased inflationary pressure, increased raw material and energy cost, increased unemployment rates, increased short and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in changes to consumers' purchasing habits, for example by purchasing more promoted products, purchasing cheaper private label products instead of equivalent branded products, switching to cheaper proteins and switching to discounter stores. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
We may not be able to source raw materials or other inputs of an acceptable type or quality.
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of such food ingredients, packaging materials and other supplies. In particular, raw materials have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices have in the past and may in the future, negatively impact our results of operations.
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. The current conflict in Ukraine is also causing continuous changes in the global supply chain with fish, poultry, energy, fuel, edible oils, wheat, vegetables and packaging materials affected among others. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, US, European Union and other countries including national or international quotas that can limit the volume of raw materials.
General economic conditions, economic sanctions or tariffs, whether due to regional conflict or otherwise, unanticipated demand, problems in manufacturing or distribution, natural disasters, pandemics, weather conditions during the growing and harvesting seasons, farmers choosing to grow different crops due to changing economic conditions and commodity prices, plant, fish and livestock diseases, the availability of sustainably sourced raw materials, or national or international quarantines can all also adversely affect availability and prices of commodities and transportation costs in the long and short term.
While we attempt to negotiate fixed prices for certain materials with our suppliers for periods ranging from one month to a full year, we cannot guarantee that our strategy will be successful in managing input costs if prices increase for extended periods of time. Additionally, by entering fixed price agreements we may potentially be limiting our ability to benefit from possible price decreases. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.
Our ability to avoid the adverse effects of a pronounced, sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for our products could increase our costs and disrupt our operations. If the availability of any of our inputs is constrained for any reason, we may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially adversely affect our market share, business, financial condition and results of operations.
Lastly, activist groups have in the past, and may in the future, use pressure tactics to influence our decisions regarding commodities, raw materials and supply chains based on their stances regarding, for example, inhumane treatment of animals, human right abuses and deforestation by our suppliers. These groups may be able to coordinate their actions with other groups, threaten strikes or boycotts or enlist the support of well-known persons or organizations in order to increase the pressure on us to achieve their stated aims. In the future, these actions or the threat of these actions may force us to change our business practices or pricing policies, which may have a material adverse effect on our business, results of operations and financial condition.

We rely on sales to a limited number of large food retailers and should they perform poorly or the buying power of these large retailers increase, our business could be adversely affected.
Our retail customers include supermarkets and large chain food retailers. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2023, our top 10 retail customers accounted for 32% of revenue. In recent years, the major multiple (multi-channel) retailers in Key Markets have increased their share of the grocery market and price competition between retailers has intensified. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing, for example, there is an increasing establishment of cross border buying groups between retailers. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we lose business from a major retail customer or if our relationship with a major retail customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our retail customers may give higher priority to private label products, retailer owned brands or the branded products of our competitors as a result of a change in pricing strategy or a change in economic conditions which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories including our products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease, or we may need to lower the prices of our products.
As is typical in our industry, sales to our retail customers in our markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually or more frequently in periods of high inflation or deflation. It is not always the case that our retail customers accept more frequent negotiations of price increases or decreases nor the amount of them. In addition, ad hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid can be subject to end of period reconciliations to reflect these informal arrangements. In some cases, our retail customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other retail customers. Most of our retail customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
Our business is subject to the risks of non-payment and non-performance by our retail customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate retail customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our retail customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our retail customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a retail customer could require us to assume greater credit risk relating to that retail customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against retail customer credit risk.
Any of the above risk factors in relation to our retail customers could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to increased distribution costs or disruption of transportation services.
We are dependent on third parties for almost all of our transportation and distribution requirements and distribution costs have historically fluctuated significantly over time. Increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, pandemic related impacts, increased energy and fuel costs as a result of conflict, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change. Any increases in the cost of transportation, energy or fuel, and any disruption in transportation, including the availability of suitable transportation (including the availability of suitable refrigerated transport, freight containers or lorry drivers), could have a material adverse effect on our business, financial condition and results of operations.
Failure to protect our brand names and trademarks could materially affect our business.
Our principal brand names and trademarks (including but not limited to Birds Eye, iglo, Findus, Aunt Bessie's, Goodfella's, Ledo and Frikom) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark and other intellectual property laws to establish and protect our intellectual property rights but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.
There is also a risk that other parties may have intellectual property rights covering some of our brands, products or technology. If any third parties bring a claim of intellectual property infringement against us, we may be subject to costly and time-consuming litigation, diverting the attention of management and our employees. If we are unsuccessful in defending against such claims, we may be subject to, among other things, significant damages, injunctions against development and sale of certain products, or we may be required to enter into costly licensing agreements, any of which could have an adverse impact on our business, financial condition, and results of operations.
Our business is dependent on third-party suppliers.
We outsource some of our business functions to third-party suppliers, such as the processing and supply of certain vegetables and other products, the manufacturing of certain products and packaging materials and distribution of our products. Our suppliers are subject to their own operational, sustainability and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products or services, which may adversely affect our business. For example, if a third-party supplier is impacted by increased costs or unavailability of energy and raw materials as a result of the conflict in Ukraine, is prevented from supplying as a result of changes in the international sanctions or customs regimes, or fails to take adequate steps to operate their business sustainably with respect to environmental or social issues, this could negatively affect the price and availability of our ingredients, products and/or packaging materials and may adversely impact our supply chain, operations and corporate reputation. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, or distribution capability.
Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of raw materials or our supply of products to our customers. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations.
Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.
In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand different or onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us or seek to re-negotiate the contracts they have with us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.

Health concerns or adverse developments with respect to the safety or quality of products of the food industry may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of foreign objects, undeclared allergens, substances, chemicals or other agents or residues or the introduction of genetically modified organisms, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, reputational harm, temporary plant closures and substantial costs of compliance or remediation. We may also be impacted by publicity concerning any assertion that our products caused illness, injury or death. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth.
We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, the sustainability credentials of certain products or ingredients, for example, palm oil or soy, the frozen category or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category or confuse our products with those of such company. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We cannot guarantee that our efforts to monitor food safety risks and such efforts of our suppliers will be successful or that such risks will not materialize. In addition, we cannot guarantee that our efforts, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties, including in relation to the several manufacturing and distribution processes we outsource, will be successful or that contamination of our products by third parties will not materialize and have a material adverse effect on our business, financial condition and results of operations.
We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional, environmental/sustainability, animal welfare, social and health-related concerns. For example, we could be affected by overfishing in the seafood supply chain which poses a risk to current and future fish stocks, ecosystems, and communities. Further damage is being done by careless fishing practices, including avoidable by-catch of non-target species and fishing equipment left in the ocean (known as Ghost Gear), which is a significant contributor to plastic pollution. Seafood supply chains are also at risk of a range of human rights abuses, including modern slavery. Overfishing risks are compounded by the negative consequences of climate change, including ocean heating and acidification. All or any of these factors could give rise to a negative perception of the seafood supply chain and lead to reduced sales, higher prices and consumers choosing alternative products. Regulatory authorities may limit the supply of or place prohibitive charges on certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe, unsustainable, unhealthy or otherwise undesirable. In addition, governmental regulations may require us to discontinue certain offerings or limit the range of products we offer, for example by limiting the amount of certain nutrients in our products as is currently the case with regard to High in Fat, Salt and Sugar ("HFSS") nutrients in the UK. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, even where such misbranding, alteration, contamination or spoilage is out of our control, which could negatively affect our reputation and business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could be significant and have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.

A failure in our cold chain could lead to unsafe food conditions and increased costs.
“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. The cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to wastage, increased costs, food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have a material adverse effect on our business, financial condition and results of operations.
Potential liabilities and costs from litigation could adversely affect our business.
We are subject to litigation, arbitration and regulatory proceedings, audits and investigations from time to time. There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, intellectual property, food quality and safety, anti-trust and trade, tax, advertising and claims, and environmental laws and regulations, or in asserting our rights under various new and existing laws and regulations. For example, we could face allegations of false, misleading or deceptive advertising, claims or marketing, allegations or investigations of anti-competitive practices or other criticisms which could result in litigation, arbitration or regulatory proceedings and result in potential liabilities or costs which may be significant and/or may damage our reputation. In addition, the defense of these lawsuits may divert our management’s attention from other business matters. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations and may have a material adverse effect on our reputation, business, financial condition and results of operations.
We are exposed to local business and tax risks in many different countries.
Our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in our markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability, differing economic cycles, tariffs, duties and adverse economic conditions, changes in regulatory and legislative environments, currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and both foreseeable and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses but our belief that these indemnities are sufficient may prove incorrect. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities, where management assesses that it is probable that the liability will arise, but our belief that these reserves and provisions are adequate may prove incorrect. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries. In addition, it is possible that countries will increase tax rates in the future to address rising costs following the COVID-19 pandemic and global economic pressures.

The price of energy and other raw materials we consume in the manufacture, storage and distribution of our products are subject to volatile market conditions and price increases may incentivize us to transition to other energy resources.
The price and availability of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the current conflict in Ukraine is resulting in volatility in the markets for energy and fuel as a result of the widespread usage of gas, oil and coal from Russia throughout Europe. Any sustained increases in energy costs, or disruptions to or limitations in supply as a result of wider geopolitical conflict or otherwise, could have an adverse effect on our business, financial conditions and results of operations and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours or if they do not suffer the same disruptions to or limitations in supply. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes, regional conflicts or similar events could affect the electricity grid. Any such disruptions or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, as renewable energy technologies become more available we may be incentivized to utilize such technologies. Transitioning to these technologies could reduce our operating costs in the future and lead to reputational benefits and possible competitive advantages. However, integrating renewable energy technology into our manufacturing facilities and warehouses could pose high capital costs, while transitioning to low-carbon modes of transport in our supply chain could raise operating costs.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes, heat waves, changing precipitation patterns, heavy rainfall or pestilence, may affect the supply of the raw materials and energy resources that we use for the manufacturing of our products, particularly our vegetable sourcing. For example, climate change may, among other things, (i) increase the frequency of adverse weather events such as flooding or droughts in crop growing areas or (ii) result in increasing ocean acidification and rises in ocean temperature that may adversely affect marine biomass, fishing catch rates and overall fishing conditions which could adversely affect our fish sourcing. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials and finished goods, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our climate continues to change, whether as a result of increased greenhouse gas emissions or otherwise, and leads to increasingly severe weather conditions, shortages of raw materials, local water scarcity, soil health deterioration, ocean heating and acidification, increased price volatility, increased regulation, and impacts the quality of raw materials, together with any resulting social unrest, it could have a material adverse effect on our business, financial condition and results of operation.
In addition, our manufacturing and distribution facilities may be subject to damage, disruption or closure resulting from conflict, fire, terrorist activity, natural disasters, flooding, extreme weather, health epidemics or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, and Tonsberg manufacturing sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.
Also, while we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, edible oils, wheat and energy. The ongoing conflict in Ukraine could see considerable reductions in the availability or cost of such raw materials and resources, for example if the crops are not planted in as great a quantity in any year, and if we are not able to source or find suitable alternatives in a cost effective manner, then this may adversely affect our business, financial condition, and results of operations.

Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The one exception is our "Adriatic business", defined as those entities acquired in the Fortenova Acquisition in 2021, which follows a different seasonality pattern with stronger performance through the summer months as a result of the ice-cream business. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, to align our resources with our growth strategies in order to operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures.
We may be subject to significant disruption in our workforce or the workforce of our suppliers, which could adversely affect our business, financial condition and results of operations.
As of December 31, 2023, we employed approximately 7,894 employees, of which approximately 1,557 were located in the UK, 1,370 were located in Serbia, 1,269 were located in Germany, 1,073 were located in Croatia, 449 were located in Italy, 365 were located in Sweden/Norway, 323 were located in Bosnia & Herzegovina, 306 were located in France and 1,182 employees in other locations. As of December 31, 2023, approximately 62% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our eighteen manufacturing sites (or at the site of any of our suppliers) would impact our ability to supply our customers and could have a material adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Labor shortages and higher labor costs could adversely affect our business and financial results.
A sustained labor shortage or increased turnover rate within our workforce, caused by macroeconomic factors beyond our control, have led, and could in the future lead, to production delays and increased costs, such as increased overtime costs to meet demand. Such labor shortages and increased costs could adversely affect our business and financial results.
Additionally, we compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs, for example as a result of higher wages negotiated in response to inflationary pressure and cost of living increases. Furthermore, a number of our employees are subject to national minimum wage requirements. If legislation is enacted that has the effect of raising national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
We are dependent upon key executives and highly qualified managers and we cannot assure their retention.
Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel. There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Failure to adequately address current and emerging sustainability risks, including environmental, social and governance (“ESG”) matters, could have a material adverse effect on our business, financial condition and results of operations.
Our ability to ensure a resilient business that delivers long-term sustainable growth, is reliant on our ability to identify current and emerging sustainability risks and legislative requirements that could adversely impact our business and ensure appropriate strategies are in place to manage such risks and requirements. Some of the key risks and requirements include:
•Growing expectations of how businesses respond to and address sustainability issues from customers, consumers, non-governmental organizations, and ESG-focused investors. Failure to meet this expectation can have adverse consequences, such as: active product delisting, negative non-governmental organization campaigns, loss of market share and omission from high profile sustainability indices.
•Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes the U.S. Securities and Exchange Commission's climate disclosure rules, as well as local legislation in the countries we operate, such as the EU Corporate Sustainability Due Diligence Directive, EU Corporate Sustainability Reporting Directive, German Supply Chain Due Diligence Act, Task Force on Climate Related Financial Disclosures (TCFD) and proposed Task Force on Nature Related Financial Disclosures (TNFD).
•Physical risks of climate change, such as increased frequency of adverse weather events (droughts, floods, storms) impacting the availability of agricultural commodities or causing damage to physical assets within our operations and wider supply chain.
Any of the above risks, together with any others which relate to our inability to address increased and emerging sustainability risks could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Acquisition Strategy
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.
Our acquisitions strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize all of the anticipated benefits from completed acquisitions, including the Findus Switzerland and Fortenova acquisitions.
We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. Any future financial market disruptions or tightening of the credit markets may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.
In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:
•unexpected losses of key employees or customers of the acquired company;
•challenges with conforming the acquired company's standards, processes, procedures and controls with our operations;
•difficulties with coordinating new product and process development;
•hiring additional management and other critical personnel;
•inheriting historic legacy business decisions and risks together with the potential for litigation, arbitration and regulatory proceedings associated with them;
•negotiating with labor unions; and
•increasing the scope, geographic diversity and complexity of our current operations.
We may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire. For example, an acquisition may trigger change of control clauses entered into by the previous owner in which case the counterparties to such agreements may terminate their agreements requiring the acquired business to enter into new contracts, potentially on less favorable terms. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any such unforeseen obstacles or costs or failure to implement operational improvements successfully and/or the failure of any operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.

Typically, when acquiring a business, the seller will provide certain warranties regarding its ownership of the acquired business as well as warranties regarding the business and operations of the acquired business. We may also obtain a warranty & indemnity insurance policy which provides coverage in respect of certain of these warranties. Any unexpected liabilities, individually or in the aggregate, which are not subject to such warranties or which are not recoverable under such insurance policy, could have a material adverse effect on the business, financial condition and results of operations of the acquired business following the acquisition, whether or not such liabilities result from breaches of warranties. There can be no assurance that we will be able to enforce any claims against the seller relating to breaches of such warranties or successfully claim under our insurance policy. Moreover, even if we are ultimately able to recover any amounts from the seller or the insurer, we may be required to temporarily bear some or all of the losses which may arise from any breaches of warranties, which could have a material adverse effect on our financial condition and results of operations.
We may be subject to antitrust regulations with respect to future acquisition opportunities.
Many jurisdictions in which we operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise) as a result of applying the relevant antitrust regulations. Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.
We may face significant competition for acquisition opportunities.
There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.
Any due diligence by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.
We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations where certain of our diligence efforts may be delayed or prohibited due to government or practical restrictions.
There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such an acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.
In addition, following any acquisition, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.

Risks Related to Regulations
We could incur material costs to address violations of, or liabilities under all applicable directives, regulations and laws.
As a producer of food products for human consumption, we are subject to extensive regulation in our Key Markets and other countries in which we operate, at both a national and European Union level, that governs production, composition, manufacturing, animal welfare, sustainability, storage, transport, advertising, packaging, quality, marketing, including marketing to children, labeling, and distribution standards. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions.
In addition, our facilities and our suppliers’ facilities are subject to licensing, reporting requirements and official quality controls by numerous governmental authorities. These governmental authorities include European, national and local health, environmental, labor relations, sanitation, building, zoning, and fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approval could delay or prevent the development, expansion or operation of a given production or warehouse facility. Any changes in those regulations may require us or our suppliers to implement new quality controls and possibly invest in new equipment, which could delay the development of new products and increase our operating costs.
All of our products and production facilities must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities, demand a product recall and/or levy a fine for such non-compliance.
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety together with globally recognized health and safety standards, including ISO compliance. Health, safety and environmental legislation and standards in Europe and elsewhere has generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage, personal injury claims and damage to our reputation and relationships with our suppliers and retail customers. In addition, if health, safety and environmental laws and regulations in our Key Markets and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs.
In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, water use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities. We are also subject to increasing pressure to reduce waste in our supply chains and to reduce packaging overall, reduce the use of certain substances in our packaging, for example non-recyclable plastic and increase the recyclability of our products. Any failure to do so could see a reduction in our sales, the imposition of penalties or fines, retailers destocking as a result of not meeting increased standards all or any of which could have a material adverse effect on our business, financial condition, reputation and results of operations.
In addition, carbon pricing schemes could increase operational and supply chain costs, while climate-related regulatory mandates on packaging could raise raw material costs or lead to fines for non-compliance. Mandatory carbon footprint labelling could also impact demand for our products.
Any failure to comply with any of the applicable directives, regulations and laws as set out in this section could have a material adverse effect on our business, financial condition, reputation and results of operations.

We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and the General Data Protection Regulation ("GDPR"). In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures. For example, if we are prevented from purchasing certain products and raw materials as a result of the increasing sanctions currently being imposed on Russia and Belarus. If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees.
European privacy and data protection regulations could expose us to compliance risks and costs.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of European Economic Area (EEA) countries, and we are subject to these heightened standards. The GDPR created a range of new compliance obligations and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). Furthermore, there is uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because such laws and regulations are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws in all our markets may impose significant costs and challenges that are likely to increase over time, in particular with the UK, Switzerland and other non-EU countries in which we operate. Since January 1, 2021 the GDPR has ceased to have direct effect in the UK but the Data Protection Act 2018 alongside the UK GDPR ensures that the UK has in effect the same high standards for data protection in place as under the GDPR. As with other EU-origin laws, how these are interpreted and applied by the UK might change and differ from the EU approach over time.
Risks Related to Financial Management
We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.
Additionally, if we incur additional indebtedness in connection with any future acquisitions or development projects or for any other purpose, our debt service obligations could increase. We may need to refinance all or a portion of our indebtedness before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
• our financial condition and market conditions at the time;
• restrictions in the agreements governing our indebtedness;
• general economic and capital market conditions;
• the availability of credit from banks or other lenders;
• investor confidence in us; and
• our results of operations.
In addition, a significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of one or more of these covenants could result in an event of default and may give rise to an acceleration of the debt. In the longer term, such breach of covenants could have a material adverse effect on our operations and cash flows.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of the amended and restated Senior Facilities Agreement dated April 29, 2024, the interest rate paid on indebtedness incurred under our senior loans and primary revolving credit facility varies based on a fixed margin over a base reference rate, term SOFR for the USD denominated term loans or EURIBOR for the EUR denominated term loans. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to our interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk. If any reference rate ceases to exist, we will need to renegotiate the interest rate payable on our Senior Facilities Agreement with our lenders.
We are exposed to exchange rate risks.
We are exposed to exchange rate risk. Our reporting currency is the Euro. We are exposed to foreign exchange translation risk as we convert the results of our non-Euro businesses into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted our USD term loan to EUR designated as a cash flow hedge. We are exposed to transactional exchange rate risk as many of our raw material purchases may be denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. Hedging arrangements are subject to changes in Company policy, may not fully protect us against currency fluctuations and may or not achieve hedge effectiveness. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.
Changes to our payment terms with customers and suppliers may materially adversely affect our cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. European and country legislation can also set conditions and restrictions related to payment terms between suppliers and purchasers at different levels of the supply chain, for example, Directive 2019/633 on unfair trading practices in business to business relationships in the agricultural and food supply chain, which has been widely implemented across the European Union. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, which could have a material adverse effect on our business, financial condition and results of operations. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, as a result of changes in legislation or otherwise, may have a material adverse effect on our business, financial condition and results of operations.
Dividend payments and purchases made pursuant to announced share repurchase programs may have an impact on our cash flows and our ability to meet our debt service obligations.
We intend to pay dividends on our ordinary shares only at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends from our operating subsidiaries. The board from time to time has announced share repurchase programs as set out further in the Financing and Acquisition section below. Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on cash flows. A significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. In the event that we were to pay any dividends or to repurchase shares pursuant to any announced share repurchase programs, such dividends and share repurchases may have an impact on our cash flows and on our ability to make repayments on and refinance our indebtedness and to comply with those financial covenants.

An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to recoverable amount via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2023, the carrying value of intangible assets totaled €4,573.2 million, of which €2,105.0 million was goodwill and €2,468.2 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €6,416.7 million.
We are exposed to risks in connection with our treasury and cash management activities.
From time to time we may acquire various investment securities as part of our cash management and treasury activities. Factors beyond our control can significantly and adversely influence the fair value of our investment securities, including, but not limited to, the risk that the counterparty may not return the funds and that movements in financial, currency or interest rate markets may have an impact on the value of the investment securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause a significant or prolonged decline in the fair value of an investment.
In the ordinary course of treasury activities, whether entering into derivative hedging arrangements, cash account deposits or otherwise, we are exposed to the risk that the financial counterparty with whom we have conducted dealings will not be able to perform the agreed services and as a result may have a material adverse effect on our business, financial condition and results of operation.
We face risks associated with certain pension obligations.
The Company has a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden, Switzerland and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected returns on investments may lead to an increase in our obligation to make contributions to these plans.
The obligations that arise from these plans are calculated using actuarial valuations which are based on assumptions linked to the performance of financial markets, interest rates and legislation which changes over time. Adverse changes to these assumptions will impact the obligations recognized and would lead to higher cash payments in the long term.
Our obligation to make contributions to the pension plans could reduce the cash available for operational and other corporate uses and may have a materially adverse impact on our operations, financial condition and liquidity.
We are exposed to risks related to our financial arrangements with respect to receivables factoring, reverse factoring and supply chain financing.
We may enter into factoring, reverse factoring or supply chain financing arrangements with financial institutions from time to time to sell certain of our accounts receivables from customers without recourse or to otherwise finance aspects of our supply chain. If we were to cease entering into such arrangements, our operating results, financial condition and cash flows could be adversely impacted. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions or other counterparties experiences financial difficulties or is otherwise unable to honor the terms of our factoring, reverse factoring or supply chain financing arrangements with them, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
We are a holding company and rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations, or, if applicable, to pay dividends on our ordinary shares. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), their constitutional documents, documents governing any existing indebtedness and the covenants of any future outstanding indebtedness that our subsidiaries incur, and other factors which may be outside our control.
The Founders and/or the Founder Entities may in the future enter into and/or amend related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.
Our founders, Sir Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into and/or amend agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.
General Risk Factors
We are subject to the risk of disruptions, failures or security breaches of our information technology systems, or those of third parties on which we rely.
We are increasingly dependent upon our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. For example, we are undergoing a multi-year, enterprise-wide transformation and optimization program which aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program includes the evaluation and implementation of a new ERP system. Implementation of this program and the related projects involves risks and uncertainties. Any disruptions, delays, or deficiencies in the design or implementation of the new ERP system could result in increased costs, disruptions in operations, or delays in the collection of cash from our customers, as well as having an adverse effect on our ability to timely report our financial results, all of which could materially adversely affect our business, consolidated financial position, and results of operations. While we have contingency support available, any major disruptions, while unlikely, may require longer remediation time. This could impact our ability to process and fulfill orders for those businesses.We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. We rely on third parties for the support and maintenance of our software solutions and furthermore we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have a material adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will take advantage of the uncertainty created by COVID-19, national and regional mandated quarantines and recent international conflicts to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID-19 outbreak and conflict in Ukraine have increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents including malfeasance, security breaches, computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, hacking, and other cyberattacks that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. Furthermore, there is increasing market use and availability of third party

Artificial Intelligence (AI) software and whilst we have policies and procedures in place to manage their use, there is the risk of inadvertent use of 3rd party AI engines through sharing of data into an AI tool which then becomes public domain. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
While, to date, we have not had a significant cybersecurity breach or attack that had a material impact on our business or operations, there can be no assurance that our efforts to maintain the security and integrity of our information technology systems will be effective or that attempted breach would not be successful in the future.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.
Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business.
Management continues to assess new accounting pronouncements and their impact on the Company prior to their adoption dates.
We may incur liabilities that are not covered by insurance.
While we seek to maintain appropriate levels of insurance, not all claims are insurable, and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general which could have a material impact on our business.
If we fail to or are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company's internal control over financial reporting.
We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Please see the risk factor below titled, “In connection with the preparation of our 2023 financial statements, we have identified a material weakness in our internal control over financial reporting” for more information. This could in turn result in the loss of investor confidence and a decline in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

In connection with the preparation of our 2023 financial statements, we identified a material weakness in our internal control over financial reporting
As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting. We concluded that there was a material weakness in our internal control over financial reporting, related to the operation of effective control over the review of supporting information to determine the completeness and accuracy of the consolidated statement of cash flows for the year ended December 31, 2023. The material weakness did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2023 or prior periods; however, if it is not remediated, it could result in a material misstatement of our consolidated financial statements that would not be prevented or detected on a timely basis.
A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected in a timely basis.
Our failure to correct this material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Should this material weakness not be remediated, our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
Risks Related to our Ordinary Shares
Outstanding equity award grants under our LTIP could require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.
We currently have 9,650,429 ordinary shares available for issuance under our LTIP. Additionally, as of August 5, 2024, we have 6,475,052 equity awards that have either been issued to participants or been granted and are outstanding under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.
The market price of the ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:
•variations in our quarterly operating results;
•volatility in our industry, the industries of our customers and suppliers and the global securities markets;
•risks relating to our business and industry, including those discussed above;
•strategic actions by us or our competitors;
•reputational damage from unsafe or poor-quality food products;
•actual or expected changes in our growth rates or our competitors’ growth rates;
•investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;
•addition or departure of our executive officers;
•changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;
•trading volume of our ordinary shares;
•future issuances or purchases of our ordinary shares by us or our shareholders;

•domestic and international economic, legal and regulatory factors unrelated to our performance; or
•the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.
Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.
If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers, which may afford less protection to holders of our ordinary shares.
As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we report quarterly financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.
As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different from those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
The rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.
Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.
The laws of the British Virgin Islands provide limited protection for minority shareholders. Minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the Company and are entitled to have the affairs of the Company conducted in accordance with the BVI Act and the memorandum and articles of association of the Company. As such, if those who control the Company have persistently disregarded the requirements of the BVI Act or the provisions of the Company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the Company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the Company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.
To the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.
British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.
We have opted-out of statutory pre-emptive rights pursuant to the terms of our Memorandum and Articles of Association. No pre-emption rights therefore exist in respect of future issuance of ordinary shares whether or not for cash. Should we decide to offer additional ordinary shares on a non-pre-emptive basis in the future, this could dilute the interests of shareholders and/or have an adverse effect on the market price of the ordinary shares.
Risks Related to Taxation
Changes in tax law and practice may reduce any net returns for shareholders.
The tax treatment of the Company, our shareholders and any subsidiary of ours, any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the UK, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.
Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.
If we were to be considered to be resident in or to carry on a trade or business within the United States for U.S. taxation purposes or in any other country in which we are not currently treated as having a taxable presence, we could be subject to U.S. income tax or taxes in such other country on all or a portion of our profits, as the case may be, which may negatively affect our financial and operating results.
Taxation of returns from subsidiaries may reduce any net return to shareholders.
We and our subsidiaries are subject to taxes in a number of jurisdictions. It is possible that any return we receive from any present or future subsidiary may be reduced by irrecoverable withholding or other local taxes, including those arising from future changes in legislation and other local rules and this may reduce the value of your investment in our ordinary shares.
If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.
U.S. holders will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2024 (unaudited) and December 31, 2023 (audited)

		June 30, 2024	December 31, 2023
	Note	€m	€m
Non-current assets
Goodwill		2,104.2	2,105.0
Intangibles		2,469.6	2,468.2
Property, plant and equipment		562.5	563.7
Other non-current assets		7.3	7.1
Derivative financial instruments	11	1.7	0.7
Deferred tax assets		111.6	106.9
Total non-current assets		5,256.9	5,251.6
Current assets
Cash and cash equivalents	10	327.7	412.9
Inventories		433.7	446.4
Trade and other receivables		345.1	263.4
Current tax receivable		42.7	40.7
Indemnification assets		0.5	0.5
Short-term investments		5.7	—
Derivative financial instruments	11	6.7	1.2
Total current assets		1,162.1	1,165.1
Total assets		6,419.0	6,416.7
Current liabilities
Trade and other payables		729.9	769.8
Current tax payable		202.2	189.5
Provisions	12	26.1	35.1
Loans and borrowings	11	24.7	21.4
Derivative financial instruments	11	11.5	12.2
Total current liabilities		994.4	1,028.0
Non-current liabilities
Loans and borrowings	11	2,120.8	2,113.7
Employee benefits	13	145.2	158.3
Other non-current liabilities		0.5	0.5
Provisions	12	2.8	1.4
Derivative financial instruments	11	59.7	97.8
Deferred tax liabilities		430.3	425.1
Total non-current liabilities		2,759.3	2,796.8
Total liabilities		3,753.7	3,824.8
Net assets		2,665.3	2,591.9
Equity attributable to equity holders
Share capital and capital reserve	15	1,415.1	1,426.1
Share based compensation reserve	14	23.1	31.4
Translation reserve		113.6	101.0
Other reserves	15	(12.1)	(24.6)
Retained earnings		1,125.6	1,058.0
Total equity		2,665.3	2,591.9
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and six months ended June 30, 2024 and June 30, 2023

		For the three months ended June 30,		For the six months ended June 30,
		2024	2023	2024	2023
	Note	€m	€m	€m	€m
Revenue		753.1	745.1	1,536.8	1,520.2
Cost of sales		(520.3)	(535.0)	(1,093.1)	(1,085.9)
Gross profit		232.8	210.1	443.7	434.3
Other operating expenses		(119.3)	(103.9)	(234.7)	(218.4)
Exceptional items	6	(12.4)	(10.5)	(35.9)	(40.6)
Operating profit		101.1	95.7	173.1	175.3
Finance income	7	18.0	1.9	23.9	3.0
Finance costs	7	(31.4)	(37.2)	(67.4)	(67.3)
Net financing costs		(13.4)	(35.3)	(43.5)	(64.3)
Profit before tax		87.7	60.4	129.6	111.0
Taxation	8	(16.8)	(11.2)	(24.2)	(20.6)
Profit for the period		70.9	49.2	105.4	90.4

Earnings per share
Basic and diluted earnings per share	9	€0.43	€0.28	€0.65	€0.52
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and six months ended June 30, 2024 and June 30, 2023

		For the three months ended June 30,		For the six months ended June 30,
		2024	2023	2024	2023
	Note	€m	€m	€m	€m
Profit for the period		70.9	49.2	105.4	90.4
Other comprehensive income:
Actuarial gains/(losses) on defined benefit pension plans	13	6.7	(1.8)	10.6	(6.1)
Taxation (charge)/credit on measurement of defined benefit pension plans		(2.1)	0.4	(3.3)	2.1
Items not reclassified to the Statement of Profit or Loss		4.6	(1.4)	7.3	(4.0)
Exchange differences on translation of foreign operations		9.0	13.3	12.6	13.3
Cash flow hedges		0.9	(4.0)	13.2	(17.6)
Taxation (charge)/credit relating to components of other comprehensive income		(1.4)	1.9	(5.2)	6.6
Items that may be subsequently reclassified to the Statement of Profit or Loss		8.5	11.2	20.6	2.3
Other comprehensive income/(loss) for the period, net of tax		13.1	9.8	27.9	(1.7)
Total comprehensive income for the period		84.0	59.0	133.3	88.7

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2024

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2024		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9
Profit for the period		—	—	—	—	105.4	105.4
Other comprehensive income for the period		—	—	12.6	8.0	7.3	27.9
Total comprehensive income for the period		—	—	12.6	8.0	112.7	133.3
Deferred hedging losses and costs of hedging transferred to the carrying value of inventory		—	—	—	4.5	—	4.5
Transactions with owners, recognized directly in equity:
Share based payment charge	14	—	5.0	—	—	—	5.0
Issue of ordinary shares	15	9.7	(9.7)	—	—	—	—
Repurchase of ordinary shares	15	(20.7)	—	—	—	—	(20.7)
Dividends	15	—	—	—	—	(45.1)	(45.1)
Reclassification of awards for settlement of tax liabilities	14	—	(3.6)	—	—	—	(3.6)
Total transactions with owners, recognized directly in equity		(11.0)	(8.3)	—	—	(45.1)	(64.4)
Balance as of June 30, 2024		1,415.1	23.1	113.6	(12.1)	1,125.6	2,665.3

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the six months ended June 30, 2023

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2023		1,596.7	13.8	89.3	19.8	886.6	2,606.2
Profit for the period		—	—	—	—	90.4	90.4
Other comprehensive income/(loss) for the period		—	—	13.3	(11.0)	(4.0)	(1.7)
Total comprehensive income/(loss) for the period		—	—	13.3	(11.0)	86.4	88.7
Deferred hedging gains and costs of hedging transferred to the carrying value of inventory		—	—	—	(3.5)	—	(3.5)
Transactions with owners, recognized directly in equity
Share based payment charge	14	—	15.5	—	—	—	15.5
Repurchase of ordinary shares		(57.1)	—	—	—	—	(57.1)
Reclassification of awards for settlement of tax liabilities	14	—	(5.0)	—	—	—	(5.0)
Total transactions with owners, recognized directly in equity		(57.1)	10.5	—	—	—	(46.6)
Balance as of June 30, 2023		1,539.6	24.3	102.6	5.3	973.0	2,644.8

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2024 and June 30, 2023

		For the six months ended June 30,
		2024	2023
	Note	€m	€m
Cash flows from operating activities
Profit for the period		105.4	90.4
Adjustments for:
Exceptional items	6	35.9	40.6
Share based payments expense	14	5.0	15.5
Depreciation and amortization	5	46.3	45.6
Loss on disposal and impairment of property, plant and equipment		0.4	0.6
Net finance costs	7	43.5	64.3
Taxation	8	24.2	20.6
Operating cash flow before changes in working capital, provisions and exceptional items		260.7	277.6
Decrease/(increase) in inventories		14.5	(25.5)
Increase in trade and other receivables		(81.1)	(43.4)
(Decrease)/increase in trade and other payables		(22.4)	1.9
Decrease in employee benefits and other provisions		(0.6)	(1.3)
Cash generated from operations before tax and exceptional items		171.1	209.3
Payments relating to exceptional items	6	(40.8)	(30.2)
Tax paid		(19.0)	(30.3)
Net cash generated from operating activities		111.3	148.8
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles		(39.9)	(40.0)
Interest received		3.7	2.7
Redemption of investments		—	0.3
Cash used in investing activities		(36.2)	(37.0)
Cash flows from financing activities
Repurchase of ordinary shares	15	(19.2)	(52.6)
Dividends paid	15	(45.1)	—
Issuance of new loan principal	11	—	6.0
Payments related to shares withheld for taxes		(4.6)	(6.3)
Payment of lease liabilities		(14.6)	(14.0)
Payment of financing fees		(1.7)	(0.6)
Interest paid		(60.8)	(51.4)
Net cash used in financing activities		(146.0)	(118.9)
Net decrease in cash and cash equivalents		(70.9)	(7.1)
Cash and cash equivalents at beginning of period	10	399.7	366.8
Effect of exchange rate fluctuations		(1.1)	(5.0)
Cash and cash equivalents at end of period	10	327.7	354.7
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and six months ended June 30, 2024 comprise the results and financial position of Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad (NYSE: NOMD) is Europe's leading frozen foods company. Nomad's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months. The one exception to this is in our Adriatic business, which follows a different seasonality pattern with stronger performance through the summer months behind the ice-cream business.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 5, 2024.
The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2023, except for taxes on income. Taxes on income are provided for based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
The preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe appropriate under the circumstances, such as supply chain disruptions, high inflation and ongoing conflicts, including that between Ukraine and Russia. Actual results could differ from these estimates. The Directors, at the time of approving these interim financial statements, have a reasonable expectation that the Company has adequate resources to continue in operational existence for at least 12 months from the date of signing these interim financial statements given the cash funds available and the current forecast cash flows. In preparing cash flow forecasts, management considers severe but plausible downside scenarios taking into consideration the Company's key risks, including the current economic climate which may adversely impact the Company. Having considered these risks the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these interim financial statements.

Recently issued and not yet adopted accounting pronouncements under IFRS
On April 9, 2024, the IASB issued IFRS 18 'Presentation and Disclosure in Financial Statements'. IFRS 18 replaces IAS 1 'Presentation of Financial Statements'. The new Accounting Standard introduces a number of changes to the structure of the Statement of Profit or Loss, more transparency in the presentation of management's own performance measures and more granularity in reporting of financial information. The main impacts of the new Accounting Standard include:
•    Improved comparability in the Statement of Profit or Loss by introducing a set of clearly defined categories based on main business activities (i.e. operating, investing and financing);
•    Requiring disclosure about management-defined performance measures; and
•    Adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is still assessing the full impact of the standard.
There are no other accounting pronouncements with a material impact on the Company.
3.    Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation that affect the reported amounts of assets and liabilities and results. Actual results could differ from those estimates and the financial statements will be impacted by key judgments taken. In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended June 30, 2024, continue to be the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2023.
Key Judgments
Judgments are made in the process of applying accounting policies. Those judgments which are considered key are listed below.
a)     Business Combinations
Business combinations are recognized using the acquisition method. At the acquisition date, the Company is required to recognize separately the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified, the useful economic life of assets and in selecting an appropriate valuation methodology. Furthermore, judgment is applied in allocating business combinations to operating segments, as well as allocating Goodwill to cash generating units.
b)     Discounts and trade promotions
Management uses judgment when considering when accruals for discounts and trade promotions can be released. Management makes the judgment based on the principle that accruals are reversed only to the extent that it is highly probable that a significant reversal will not occur.
c)    Uncertain tax positions
Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release.
d)    Cash generating units
When performing goodwill impairment testing, management applies judgment to the allocation of goodwill to cash generating units. Management has determined goodwill is monitored at the operating segment level of “Frozen”.

e)    Operating segments
Management applies judgment in determining the Chief Operating Decision Maker (“CODM”), and the nature and extent of the financial information which is reviewed by the CODM. Management has considered how resources are allocated in determining the single reporting and operating segment of “Frozen”. Please refer to Note 5 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the condensed consolidated interim financial statements are listed below. In forming these estimates, management has taken into account the impact and potential future impact of supply chain disruptions, high inflation as well as the ongoing conflict between Ukraine and Russia. Management will continue to assess the impact of future developments in relation to these matters as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment.

In particular, management will focus on the impact of a long-term conflict in Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, wheat and energy. The ongoing conflict and economic sanctions could see considerable reductions in the availability or increase in cost of such raw materials and resources. At this time it is not possible to predict the extent or nature of future impacts on our business although we expect the current conflict to continue for some time.
a)    Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has bespoke agreements that are governed by a combination of observable and unobservable performance conditions.
Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates. The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
At each financial year end date, any discount or trade promotion incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience. It is impracticable to disclose the extent of the possible effects of estimation uncertainty, however, it is reasonably possible that outcomes within the next financial period from these agreements are materially different in aggregate to those estimated.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of June 30, 2024 is disclosed in Note 11.
b)    Employee benefit obligations
The Group operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed and is dependent on a series of assumptions to estimate the projected obligations. The assumptions include variables which are revised periodically, that include discount rates, expected salary increases, inflation, employee turnover, retirement age, mortality and medical care costs. Our assumptions reflect historical experience and management's best judgment regarding future obligations. The assumptions used affect the current service cost and interest expense as well as changes in the obligation recognized. Net actuarial gains or losses arising from changes in assumptions and from experience are recognized in other comprehensive income/(loss).
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist, where mortgage bonds are used. See Note 13 for details of material changes, if any, to assumptions since December 31, 2023.

c)    Provisions for uncertain tax positions
The Company operates in many different jurisdictions and in some of these there are certain tax matters which are under discussion with local tax authorities, including as part of tax audits. Management considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds.
Where tax exposures can be quantified, and management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a probability-weighted average of potential outcomes. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions.
Other estimates
a)    Carrying value of goodwill and brands
The Company's goodwill and indefinite life brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which the Company has one reporting and operating segment. Determining whether goodwill and indefinite life brands are impaired requires an estimation of the value in use. The review is performed using a discounted cash flow model to calculate the value in use of the Frozen segment. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. This requires us to make assumptions and estimates regarding historical information, future plans and external sources. Future cash flows for the purposes of the value in use calculation are taken from approved budgets.
b)    Business combinations
The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable estimation in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following estimates and assumptions can materially affect our financial position and profit:
•    The fair value and expected useful economic life of acquired intangible and tangible assets that are subject to depreciation or amortization in future periods.
•    Future changes to the assumptions over forecast future profitability used in estimating the value of intangible assets and goodwill may result in additional expenses or income.
•    Future changes to the assumptions used in estimating the value of uncertain tax positions may result in additional expenses or income.
c)    Fair value of derivative financial instruments
Note 11 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations. These inputs may be readily observable, market corroborated, or generally unobservable inputs and are further discussed in Note 11.
4.    Acquisitions
None.

5.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen” and is reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, as the key measure of the segment’s results, which is considered non-IFRS financial information.

Segment Adjusted EBITDA

		For the three months ended June 30,		For the six months ended June 30,
		2024	2023	2024	2023
	Note	€m	€m	€m	€m
Profit for the period		70.9	49.2	105.4	90.4
Taxation		16.8	11.2	24.2	20.6
Net financing costs	7	13.4	35.3	43.5	64.3
Depreciation & amortization		23.2	23.3	46.3	45.6
Exceptional items	6	12.4	10.5	35.9	40.6
Other add-backs		2.7	2.9	6.4	17.2
Adjusted EBITDA		139.4	132.4	261.7	278.7

Other add-backs include the elimination of share-based payment expense and related employer payroll tax expense of €2.4 million for the three months ended June 30, 2024 (2023: €2.7 million) and €5.8 million for the six months ended June 30, 2024 (2023: €16.6 million), as well as the elimination of non-operating M&A related costs, professional fees and transaction costs of €0.3 million for the three months ended June 30, 2024 (2023: €0.2 million) and €0.6 million for the six months ended June 30, 2024 (2023: €0.6 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

No information on segment assets or liabilities is presented to the CODM.

External revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	€m	€m	€m	€m
United Kingdom	212.3	208.5	437.6	424.9
Germany	79.2	97.3	191.8	214.9
Italy	78.5	73.8	189.1	182.9
France	51.1	52.6	105.0	105.5
Sweden	31.5	31.9	67.3	70.0
Croatia	43.1	42.9	63.9	62.5
Austria	27.4	28.2	65.9	66.1
Norway	28.5	27.7	59.3	61.4
Serbia	50.7	41.3	69.7	59.7
Spain	20.2	20.8	42.5	41.4
Switzerland	17.8	18.3	39.4	39.5
Rest of Europe	112.8	101.8	205.3	191.4
Total external revenue by geography	753.1	745.1	1,536.8	1,520.2

6.    Exceptional items

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	€m	€m	€m	€m
Business transformation program (1)	12.3	10.5	32.8	38.6
Fortenova Acquisition integration costs (2)	—	(0.5)	—	1.3
Information Technology transformation program (3)	—	0.4	—	0.6
Settlement of legacy matters (4)	0.1	0.1	3.1	0.1
Total exceptional items	12.4	10.5	35.9	40.6

We do not consider these items to be indicative of our ongoing operating performance.

(1)    Business transformation program
In 2020, the Company launched the first phase of a multi-year, enterprise-wide transformation and optimization program which continued to progress in the current year. Over the next few years, additional transformation phases will be implemented. Progress of the project is ongoing and there remain certain phases to be implemented. The program aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program includes the evaluation and implementation of a new ERP system.
Expenses incurred to date consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.

(2)    Fortenova Acquisition integration costs

The Company completed the acquisition of the Fortenova Group’s Frozen Food Business Group on September 30, 2021, following which the Company began an integration project which was completed in 2023. Integration expenses incurred relate to external consultancy costs, organizational structure alignment to Nomad design, systems configuration and roll-out of our controls environment to the acquired business.

(3)    Information Technology transformation program
In 2021, the Company launched a program to transform the Information Technology (“IT”) operating model, specifically to modernize the end-to-end technology estate to support current and future complex and evolving business needs driven by acquisitions and organic growth. Among the many changes made, the program moved our operating model to a cloud-hosted solution, which better deploys new services to the business and end user, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial Intelligence assisted tools. Other key components of the program included the Company’s cyber security services to adapt to rapidly changing threats and a change of IT service partners to enable one-off renovation and uplift of capabilities across the business. The program was completed in 2023.

(4)    Settlement of legacy matters
A net expense has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.

Tax impact of exceptional items
The tax impact of the exceptional items for the three months ended June 30, 2024 amounted to a credit of €3.2 million (2023: €2.7 million) and a credit of €8.9 million for the six months ended June 30, 2024 (2023: €9.7 million)
Cash flow impact of exceptional items
Included in the Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2024 is €40.8 million (2023: €30.2 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

7.    Finance income and costs

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	€m	€m	€m	€m
Finance income
Interest income	2.0	1.6	3.8	2.7
Net financing gain recognized on debt transactions (a)	10.3	—	14.4	—
Reversal of impairment loss on short term investments	5.7	0.3	5.7	0.3
Total finance income	18.0	1.9	23.9	3.0
Interest expense (b)	(26.4)	(22.3)	(49.1)	(43.8)
Net foreign exchange losses arising on translation of financial assets and liabilities	(2.1)	(8.0)	(12.3)	(13.8)
Net pension interest costs	(1.0)	(1.1)	(2.2)	(2.2)
Other interest expense (c)	—	(3.7)	—	(3.7)
Amortization of debt discounts and borrowing costs	(1.7)	(1.6)	(3.4)	(3.2)
Net fair value losses on derivatives held at fair value through profit or loss	(0.2)	(0.5)	(0.4)	(0.6)
Total finance costs	(31.4)	(37.2)	(67.4)	(67.3)
Net finance costs	(13.4)	(35.3)	(43.5)	(64.3)
(a) Net income for the three months ended June 30, 2024 of €10.3 million has been recognized from the repricing of debt in May 2024, as detailed in note 11, representing a modification gain net of transaction costs.
(b) Interest expense includes interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss and is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.
(c) Other interest expense includes interest on tax relating to legacy tax audits.
8.    Taxation

Income tax expense of €16.8 million for the three months ended June 30, 2024 (2023: €11.2 million) and €24.2 million for the six months ended June 30, 2024 (2023: €20.6 million) is provided for based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. This estimate reflects the tax impact of exceptional items accounted for in the periods. The UK statutory rate of corporation tax increased from 19% to 25% with effect from April 1, 2023.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. The Company actively seeks to manage the associated risks by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Provisions for uncertain tax positions require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time-barred.
Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided.

9.    Earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Basic earnings per share
Profit for the period attributable to equity owners of the parent (€m)	70.9	49.2	105.4	90.4
Weighted average Ordinary Shares and shares issuable solely after the passage of time in millions	163.0	173.7	163.1	174.1
Basic earnings per share	€0.43	€0.28	€0.65	€0.52

For the three months ended June 30, 2024, the number of shares in both basic and diluted earnings per share calculations has been adjusted to include 50,389 shares (2023: 36,000 shares) and 43,155 shares for the six months ended June 30, 2024 (2023: 36,000 shares) to be issued in future periods as performance conditions have been met. The diluted earnings per share calculation also includes an estimate of 127,118 potential ordinary shares for the three months ended June 30, 2024 (2023: 68,264 shares) and 128,443 shares for the six months ended June 30, 2024 (2023: 66,644 shares), calculated using the treasury method, on long term incentive plans contingent on service only. There are no adjustments to the profit for the period attributable to equity owners of the parent.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Diluted earnings per share
Profit for the period attributable to equity owners of the parent (€m)	70.9	49.2	105.4	90.4
Weighted average Ordinary Shares, shares issuable solely after the passage of time and potential ordinary shares in millions	163.1	173.7	163.2	174.2
Diluted earnings per share	€0.43	€0.28	€0.65	€0.52
10.    Cash and cash equivalents

	June 30, 2024	December 31, 2023
	€m	€m
Cash and cash equivalents in the Statement of Financial Position	327.7	412.9
Bank overdraft	—	(13.2)
Cash and cash equivalents per Statement of Cash Flows	327.7	399.7

‘Cash and cash equivalents’ comprise cash balances and deposits. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

11.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
June 30, 2024	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	8.4	—	8.4
Trade and other receivables	298.9	—	—	—	298.9
Cash and cash equivalents	228.4	99.3	—	—	327.7
Short-term investments	—	5.7	—	—	5.7
Liabilities
Derivative financial instruments	—	—	(71.2)	—	(71.2)
Trade and other payables excluding non-financial liabilities	—	—	—	(669.6)	(669.6)
Loans and borrowings	—	—	—	(2,145.3)	(2,145.3)
Total	527.3	105.0	(62.8)	(2,814.9)	(2,245.4)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €206.5 million.

Loans and borrowings includes €81.2 million relating to lease liabilities.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
December 31, 2023	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	1.9	—	1.9
Trade and other receivables	226.9	—	—	—	226.9
Cash and cash equivalents	275.1	137.8	—	—	412.9
Liabilities
Derivative financial instruments	—	—	(110.0)	—	(110.0)
Trade and other payables excluding non-financial liabilities	—	—	—	(719.1)	(719.1)
Loans and borrowings	—	—	—	(2,135.1)	(2,135.1)
Total	502.0	137.8	(108.1)	(2,854.2)	(2,322.5)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €231.4 million.
Loans and borrowings includes €78.8 million relating to lease liabilities.
The Company has determined that the carrying amounts of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.

Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Interest bearing loans and borrowings
The fair value of the senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.
Syndicated loans includes the Senior U.S. Dollar debt of $700.0 million (€647.9 million) (the “Senior USD Loan”) and Senior EUR debt of €130.0 million (a "Senior EUR Loan") both repayable in November 2029, as well as the Senior EUR debt of €553.2 million (a "Senior EUR Loan") repayable in June 2028. The Senior USD Loan includes an annual amortization repayment, equivalent to 1.0% of the original issuance value or $7.0 million (€6.5 million) in October each year until maturity. The Senior EUR Loans are repayable only upon maturity. As required under the Senior Facilities Agreement, the Company is also required to undertake an annual excess cash flow calculation whereby additional principal could be repaid.
On November 8, 2022, the Company amended and restated the Senior Facilities Agreement to issue both a $700.0 million (€700.6 million) term loan bearing interest at a rate per annum equal to the term SOFR rate plus 3.75% with a 0.5% floor and a €130.0 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5% with a zero floor, both due November 10, 2029. The net proceeds from these loans were used to repay and extinguish the Company's existing Senior Secured U.S. Dollar term loan due in 2024 in full, and for transaction expenses and general corporate purposes. The new term loans were issued at a discount of €31.3 million, which together with eligible transaction costs of €5.1 million have been capitalized and are being amortized over the life of the debt. Concurrently with the closing of this refinancing, the Company closed out its existing cross currency interest rate swaps and has entered into a number of new 5-year cross-currency and interest rate swaps for the new Term Loans.
On September 22, 2023, the Company completed a repricing of its $693.0 million term loan due 2029 which reduced the interest rate from SOFR plus 3.75% to SOFR plus 3.00%. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a modification gain of €17.2 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €2.4 million were added to the loan carrying amount and amortized over the remaining loan term. The carrying amount of the loan was revised to reflect the new cash outflows at the date of modification. In October 2023, our cross-currency and interest rate swaps were amended, effective October 10, 2023 to align more closely with the amended cash flows of our USD term loan following the repricing.
On February 2, 2024, the Company completed on the repricing of its existing EUR denominated Term Loan B of €130.0 million principal due 2029 (the “Term Loan”). Following the closing, the margin on the Term Loan has been reduced by 75 basis points to EURIBOR plus 2.75%. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €4.1 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. On April 10, 2024, our interest rate swaps were amended to align more closely with the amended cash flows of our EUR term loan following the repricing.
On May 7, 2024, the Company completed on the repricing of its existing USD denominated Term Loan B of $693.0 million principal due 2029 (the “Term Loan”), subject to customary closing conditions. Following the closing, the margin on the Term Loan was reduced by 50 basis points to SOFR plus 2.5% effective from May 7, 2024. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €10.3 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €1.8 million were added to the loan carrying amount and amortized over the remaining loan term.Cross currency interest rate swaps were also amended to more closely align with this change, also taking effect on May 7, 2024.
The Senior Loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries.

	Fair value		Carrying value
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
	€m	€m	€m	€m
Senior EUR/USD loans	1,333.0	1,314.5	1,300.1	1,293.8
Other external debt	0.2	0.3	0.2	0.3
2028 fixed rate senior secured notes	742.0	752.8	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(36.2)	(37.8)
	2,075.2	2,067.6	2,064.1	2,056.3
12.    Provisions

	Restructuring	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m
Balance as of January 1, 2024	12.7	7.6	16.2	36.5
Additional provision in the period	0.6	—	2.7	3.3
Release of provision	(1.0)	(0.2)	(1.0)	(2.2)
Utilization of provision	(7.4)	—	(1.2)	(8.6)
Foreign exchange	(0.1)	—	—	(0.1)
Balance as of June 30, 2024	4.8	7.4	16.7	28.9

Analysis of total provisions:			June 30, 2024	December 31, 2023
Current			26.1	35.1
Non-current			2.8	1.4
Total			28.9	36.5
Updates since December 31, 2023
Restructuring
The €4.8 million (December 31, 2023: €12.7 million) provision relates to committed plans for certain restructuring activities of an exceptional nature. The decrease in the provision during the period relates to the business transformation program as detailed in Note 6, which is due to be completed within the next 12 months. €7.4 million has been utilized in the six months ended June 30, 2024, which relates to reorganizational activities across the Company.
13.    Employee benefits

The Company operates partially funded defined benefit pension plans in Germany and Austria, an unfunded defined benefit pension plan in Sweden and defined benefit indemnity arrangements in Italy and Austria, as well as various contribution plans in other countries. Pension benefits in Switzerland are met via a contract with a collective foundation that offers a fully insured solution to provide a contribution-based cash balance retirement plan, which is classified as a defined benefit plan. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the six months ended June 30, 2024.

The total net employee benefit obligations as at June 30, 2024 is as follows:

€m
Balance as of January 1, 2024	158.3
Service cost	1.1
Net interest expense	2.2
Actuarial gain on pension scheme valuations	(10.6)
Benefits paid	(3.5)
Other movements	(1.0)
Foreign exchange differences on translation	(1.3)
Balance as of June 30, 2024	145.2
The principal assumptions applied for the valuation at June 30, 2024 were the same as those applied at December 31, 2023, except for the German plan, which is the most significant in terms of plan assets and liabilities to the Company. The discount rate applied to the German defined benefit obligations increased from 3.4% to 3.8% and the discount rate applied to the Swedish defined benefit obligations, which is also material, was unchanged at 3.2%.
14.    Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently awards grants to Senior Management, including those that are Directors and Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has awarded restricted shares to the management team (the “Management Share Awards”) as of the following award dates.

	January 1, 2021 Award	January 1, 2022 Award	January 1, 2023 Award	January 1, 2024 Award	Other Awards	Total
Number of awards outstanding at January 1, 2024	605,600	730,594	1,003,808	—	163,000	2,503,002
New awards granted in the period	—	—	—	1,174,501	252,991	1,427,492
Forfeitures in the period	—	(12,546)	(74,821)	(109,476)	(14,000)	(210,843)
Awards lapsed in the period	(129,048)	—	—	—	—	(129,048)
Awards vested and issued in period	(476,552)	—	—	—	—	(476,552)
Number of awards outstanding at June 30, 2024	—	718,048	928,987	1,065,025	401,991	3,114,051

	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	January 1, 2021 Award	January 1, 2022 Award	Other Awards	Total
Number of awards outstanding at January 1, 2023	193,990	152,695	598,173	683,549	894,750	176,000	2,699,157
New awards granted in the period	—	—	—	—	—	87,000	87,000
Forfeitures in the period	—	—	(11,735)	(68,677)	(120,776)	(65,000)	(266,188)
Awards lapsed in the period	—	—	(171,579)	—	—	—	(171,579)
Awards vested and issued in period	(193,990)	(152,695)	(414,859)	—	—	—	(761,544)
Number of awards outstanding at June 30, 2023	—	—	—	614,872	773,974	198,000	1,586,846

By April 2024, the 2018, 2019, 2020 and 2021 Management Share Awards previously granted have all vested in accordance with satisfaction of their respective performance conditions and have been issued to participants.

In late 2021, 820,202 restricted share awards were granted as part of the 2021 Management Share Award. The performance period associated with the award began on January 1, 2021. The Share awards will vest upon the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and Company share price performance measures over a three-year period. The cumulative EBITDA and Cumulative Net Sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The Share Price Tranche is worth 25% of the total award. All shares vest, subject to satisfaction of the award conditions.
In January 2022, 1,140,518 restricted share awards were granted as part of the 2022 Management Share Award and two new restricted share award plans ("Other awards"). The performance period associated with the awards began either on January 1, 2022 or January 1, 2023. All shares vest, subject to satisfaction of a range of award conditions from January 2025 to January 2026, with the majority of shares vesting January 1, 2025, subject to certain Company performance conditions.
In the first quarter 2023, a revision to the January 1, 2021 and 2022 Management Share Award schemes occurred, resulting in changes to how EBITDA performance is used to measure the number of shares able to vest over the entire scheme. The incremental fair value granted as a result of the modifications made to the January 1, 2021 and 2022 Management Share Awards was $9.0 million (€8.5 million) and $11.4 million (€10.8 million), respectively.
In September 2023, 1,209,137 restricted share awards were granted as part of the 2023 Management Share Award. The performance period associated with the awards began on January 1, 2023. All shares vest, subject solely to the satisfaction of Company cumulative EBITDA performance conditions, on January 1, 2026. Also in the second quarter, 87,000 restricted share awards were granted ("Other awards"). The performance period associated with these awards began on January 1, 2023 and vests on January 1, 2026, subject to certain Company performance conditions.
In February 2024, 1,174,501 restricted share awards were granted as part of the 2024 Management Share Award. The performance period associated with the awards began on January 1, 2024. All shares vest, subject to satisfaction of a range of award performance conditions, on January 1, 2027. Also in the second quarter, 252,991 restricted share awards were granted ("Other awards"). The performance period associated with these awards began on January 1, 2024 and vests on January 1, 2027, subject to certain Company performance conditions.
In January 2023, the remaining 193,990 restricted shares granted as part of the 2018 Management Share Awards vested as a result of the satisfaction of the previously achieved applicable Share Price Performance Condition (based on a share price of $17.24), resulting in the issuance of 110,781 ordinary shares to participants in the LTIP (net of 83,209 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In January 2023, 152,695 restricted shares granted as part of the 2019 Management Share Awards vested as a result of the satisfaction of the applicable EBITDA Performance Condition (based on a share price of $17.24 at time of vesting), resulting in the issuance of 79,575 ordinary shares to participants in the LTIP (net of 73,120 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In February 2023, 414,859 restricted shares granted as part of the 2020 Management Share Awards vested as a result of the satisfaction of the applicable EBITDA Performance Condition (based on a share price of $17.77 at time of vesting), resulting in the issuance of 222,780 ordinary shares to participants in the LTIP (net of 192,079 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In February 2024, 476,552 restricted shares granted as part of the 2021 Management Share Awards vested as a result of the satisfaction of the applicable Performance Condition (based on a share price of $18.89). Due to the timing of the vesting, the resulting issuance of 256,687 ordinary shares to participants in the LTIP (net of 219,865 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares) occurred in April 2024.

The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2024 related to the Director and Senior Management Share Awards is €1.7 million and €4.7 million (three and six months ended June 30, 2023: €3.3 million and €15.2 million).

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Based on the latest revision to schemes, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are as follows:

	January 1, 2022 Award *	January 1, 2023 Award *	January 1, 2024 Award *
Grant date price	$25.39	$17.24	$16.95
Exercise price	$—	$—	$—
Expected life of restricted share	3.00 years	3.00 years	3.00 years
Expected volatility of the share price	28.0%	N/A	N/A
Dividend yield expected	—%	N/A	N/A
Risk free rate	1.15%	N/A	N/A
Employee exit rate	14.0%	18.0%	15.0%
EBITDA Performance Target Conditions	35.0%	75.0%	75.0%
*Note: The table above does not include details on awards that only require continued employment over the vesting period and have only non-company wide specific performance conditions.
The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has been listed since 2016. Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares outstanding are:

•2022 award - $19.0 million (€17.9 million)
•2023 award - $7.5 million (€7.0 million)
•2024 award - $9.3 million (€8.4 million)
•Other awards - $8.0 million (€7.3 million)
Non-Executive Director Restricted Share Awards
In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is entitled to a grant of $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier of thirteen months from the date of grant or the date of the Company’s next annual meeting of shareholders.
On July 1, 2022, after the Company's annual general meeting of shareholders, the then current Non-Executive Directors were granted 29,676 restricted stock awards at a share price of $20.22. These Non-Executive Directors restricted share awards vested on July 6, 2023 and 18,450 were issued. Of the total 29,676 number of shares vesting, 11,226 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On July 6, 2023, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 35,082 restricted stock awards at a share price of $17.10. These Non-Executive Directors restricted share awards vested on July 10, 2024 and 23,118 were issued. Of the total 35,082 number of shares vesting, 11,964 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

On July 10, 2024, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 36,738 restricted stock awards at a share price of $16.33.
The total charge for Non-Executive Directors' grants within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2024 for the stock compensation awards was €0.2 million and €0.3 million (three and six months ended June 30, 2023: €0.1 million and €0.3 million).
Share based compensation reserve

	2024	2023
	€m	€m
Balance as of January 1	31.4	13.8
Non-Executive Directors' restricted share awards charge	0.3	0.3
Directors' and Senior Management share awards charge	4.7	15.2
Shares issued upon vesting of awards	(9.7)	—
Reclassification of awards for settlement of tax liabilities	(3.6)	(5.0)
Balance as of June 30	23.1	24.3

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from the Share based compensation reserve for the shares withheld.

15.    Share capital and capital reserve, other reserves and dividends
Ordinary Shares
On August 5, 2021, the Company announced that its Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. Pursuant to the program, as at December 31, 2021, 3,090,082 ordinary shares had been repurchased and canceled at an average price of $24.50, for aggregate gross costs of $75.8 million (€67.1 million). Directly attributed transaction costs of €0.1 million were incurred. During 2022, a further 1,160,547 ordinary shares were repurchased and canceled in open market transactions at an average price of $26.23 for aggregate gross costs of $30.5 million (€26.8 million) under this authorization. Directly attributable transaction costs were immaterial. During 2023, a further 11,314,705 ordinary shares were repurchased and canceled in open market transactions at an average price of $16.33 for aggregate gross costs of $185.0 million (€170.9 million) under this authorization. Directly attributable costs of €0.2 million were incurred.
On November 6, 2023, the Company's Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This new program replaces the previous authorization which was established in August 2021 and finished at the end of 2023. The new program will expire at the end of 2026. Pursuant to this program, as at June 30, 2024, 1,330,697 ordinary shares had been repurchased and canceled in open market transactions at an average price of $16.88. The aggregate gross costs were $22.5 million (€20.7 million) and directly attributable transaction costs were immaterial. This includes 100,000 shares that were traded in June 2024 but settled in July 2024. Following settlement, all shares repurchased have been canceled.
See Note 14 for further information on restricted shares vested as part of the 2018, 2019, 2020 and 2021 Management Share Awards.
The authorized share capital available to the Company consists of an unlimited number of Ordinary Shares with $nil nominal value issued at $10.00 per share.

	Shares		June 30, 2024	December 31, 2023
	June 30, 2024	December 31, 2023	€m	€m
Authorized Share Capital issued and fully paid:
Ordinary Shares with nil nominal value	162,195,245	163,167,134	1,446.3	1,453.4
Total share capital and capital reserve			1,446.3	1,453.4
Listing and share transaction costs			(27.3)	(27.3)
Total net share capital and capital reserve			1,419.0	1,426.1

Other Reserves
Other reserves as at June 30, 2024, include a cash flow hedging reserve of €(14.8) million (December 31, 2023: €(27.5) million) and a cost of hedging reserve with a surplus of €2.7 million (December 31, 2023: surplus of €2.9 million).
Dividends
A dividend of $0.15 per share for the quarter ended December 31, 2023 was approved by the Board of Directors on January 29, 2024 and a total of $24.4 million (€22.3 million) was paid February 26, 2024.
A dividend of $0.15 per share for the quarter ended March 31, 2024 was approved by the Board of Directors on April 30, 2024 and a total of $24.4 million (€22.8 million) was paid May 28, 2024.
A dividend of $0.15 per share for the quarter ended June 30, 2024 was approved by the Board of Directors on July 30, 2024 and will be payable on August 26, 2024 based on a record date as of the close of business on August 10, 2024. As this was approved after the date of the Consolidated Statement of Financial Position, the dividend has not been recorded as a liability in these consolidated financial statements.
16.    Related parties
As of January 1, 2022, the Company amended its Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC will continue to provide high-level strategic advice and guidance to the Company for an aggregate annual fee equal to $4.0 million, payable in quarterly installments.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and six months ended June 30, 2024 were €0.1 million and €0.2 million respectively (three and six months ended June 30, 2023: €0.1 million and €0.2 million respectively). In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 14.

17.    Subsequent events after the Statement of Financial Position date
From July 1, 2024 to August 5, 2024, the Company has repurchased an additional 861,606 ordinary shares in open market transactions for $14.6 million (€13.6 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in November 2023.
Details of dividends declared after June 30, 2024 can be found in Note 15.